YARESAFO HAIR, LLC

COMPILED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

Contents of the Report

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

ACCOUNTANTS' COMPILATION REPORT

To the members of YARESAFO HAIR, LLC,

55 Roxbury Street #191391 Boston,

MASSACHUSETTS 02119

I have compiled the financial statements contained within this report. Management is responsible for the accompanying financial statements of YARESAFO HAIR, LLC ('the Company'), which comprise the Balance sheet as of December 31, 2020 and the related Statement of Income for the period between October 16, 2020 (the date of the Company's inception) and December 31, 2020 and the statement of Changes in Members' Equity and the Statement of cash flows for the year then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information in accordance with accounting principles generally accepted in the United States of America.

I have performed the compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements, nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.



07/01/2021

YARESAFO HAIR, LLC

BALANCE SHEET
AS OF DECEMBER 31, 2020

	As of December 31, 2020	As of December 31, 2019
Assets		
Current assets:		
Cash and cash equivalents	$ 105	-
Total current assets	**105**	-
Other non-current assets:		
Total other non-current assets	-	-
Total non-current assets	-	-
Total Assets	$ **105**	-
Liabilities & Members' Equity		
Current liabilities:		
Accounts Payable	-	-
Total Current Liabilities	-	-
Non-current Liabilities:		
Payables due to Owners	4,273	-
Total non-current liabilities	4,273	-
Total Liabilities:	**4,273**	-
Equity:		
Owners' Investments	-	-
Net Income (loss) for the year	(4,168)	-
Retained earnings (accumulated losses)	-	-
Total Equity	(4,168)	-
Total Liabilities and Equity	$ **105**	-

The accompanying notes are an integral part of these financial statements.

YARESAFO HAIR, LLC

STATEMENT OF INCOME

FOR THE PERIOD BETWEEN OCTOBER 16, 2020, and DECEMEBR 31, 2020

	2020	2019
Revenues:		
Sales	$ -	-
Net revenues	-	-
Cost of goods sold:		
Total cost of goods sold	-	-
Gross profit	-	-
Expenses:		
Advertising & Marketing	1,900	-
Materials & Supplies	2,268	-
Total expenses	**4,168**	-
Income (loss) from operations	**(4,168)**	-
Other Income (Expenses):		
Other Income (expenses)	-	-
Total Other Income (expenses)	-	-
Net loss for the year	$ **(4,168)**	-

The accompanying notes are an integral part of these financial statements.

YARESAFO HAIR, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
AS OF DECEMBER 31, 2020

	Common stock	Amount	Accumulated Profits (losses)	Additional paid-in Capital	Total
Balance at October 16, 2020					
Issuance of common stock	-	-	-	-	-
Net income (loss)	-	-	(4,168)	-	(4,168)
Balance at December 31, 2020	-	-	(4,168)	-	(4,168)


YARESAFO HAIR, LLC

STATEMENT OF CASH FLOWS

AS OF DECEMBER 31, 2020


	As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:		
Net loss	$ (4,168)	-
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in:		
Payables due to Owners	4,273	-
Net cash provided (used) by operating activities	**105**	-
Cash flow From Investing Activities:		
Purchase of Fixed assets	-	-
Disposal of fixed assets	-	-
Net cash provided (used) by investing activities	-	-
Cash flow from Financing Activities		
Issuance of Common Stock	-	-
Additional paid in capital- Common Stock	-	-
Net cash provided (used) by financing activities	-	-
Net increase (decrease) in cash and cash equivalents	**105**	-
Cash, beginning of year	-	-
Cash, end of year	$ **105**	-


The accompanying notes are an integral part of these financial statements.


YARESAFO HAIR, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD BETWEEN OCTOBER 16, 2020, and DECEMBER 31, 2020

About the Company & its Nature of operations

YARESAFO HAIR, LLC (‘the Company’) is a Limited Liability Company formed in Massachusetts on October 16th, 2020. The Company specializes in the production and sale of CBD infused cosmetic products, specifically hair products such as shampoos, conditioners, scalp treatments, serums, and moisturizers. The Company filed for trademark registration on February 17th, 2021. The Company does business as ‘Safo Hair’.

Fiscal year

The Company operates on a December 31st year-end.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S.A requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

Payables due to Owners

This account consists of a balance due to the Company's owners to cover business expenses that were incurred and paid using personal accounts.

Subsequent events

Management has evaluated events subsequent to the date of the financial statements. During April 2021, the Company won an award of $1,500 from 'Entrepreneurship for all (EforAll)', a nonprofit organization that partners with communities nationwide to help under-represented individuals start businesses.

There are no additional events that have occurred such that adjustments to the amounts presented in the notes to the financial statements are warranted.